UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on actions to strengthen resilience

Rio de Janeiro, March 26, 2020 – Petróleo Brasileiro S.A. – Petrobras hereby provides an update to the market on the measures that have been taken by the company in view of the impacts of the COVID-19 (coronavirus) pandemic and the oil prices shock.

The company announced a range of measures to preserve the health of its employees and to support the prevention of coronavirus in its operational and administrative areas. The initiatives are in line with the recommendations of the World Health Organization (WHO) and the Ministry of Health and aim to contribute to the efforts of the population and Brazilian authorities to mitigate the risks of the disease. With the support of a special committee, we are monitoring on a daily basis the evolution of the coronavirus and evaluating the need for new measures.

In addition, Petrobras has donated to the Brazilian Unified Health System 600,000 tests for the Covid-19 diagnosis which were imported from the United States and will arrive in Brazil in April. The company also created a multidisciplinary group of professionals from its research center (Cenpes) to evaluate and propose solutions in partnership with universities, companies and institutions that can help in the fight against the coronavirus.

As a result of the sharp decrease in oil and fuel prices and demand, the company is taking a series of measures to reduce disbursements and preserve liquidity in this scenario of uncertainties in order to strengthen its financial soundness and business resilience, among which we highlight:

•	Disbursement of Revolving Credit Lines amounting to approximately US$8 billion, as announced on March 20, 2020, which was encashed this week.
•	Disbursement of two new lines amounting to R$ 3.5 billion.
•

Postponement of the dividend payment announced on February 19, 2020 based on the 2019 annual result, in the amount of R$ 1.7 billion, to December 15, 2020. This proposal will be submitted to the approval of the Annual Shareholders Meeting, which was rescheduled from April 22, 2020 to April 27, 2020.

•	Reduction and postponement of spending on human resources, in the total amount of R$ 2.4 billion:
•	postponement of the 2019 Performance Bonus Program payment;
•	postponement of overtime payment;
•	postponement of FGTS collection and vacation bonus payment, according to the Executive Provisional Measure no. 927 of 2020;
•	postponement of the payment of 30% of the total monthly remuneration of the CEO, Chief Officers, Executive Managers and General Managers;
•	cancellation of the level advancement and promotion processes for employees and level advancement of management in 2020;

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company’s officers. The terms: “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims”, “should,” and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company’s operations may differ from current expectations, and the reader should not rely solely on the information included herein.

•	50% reduction in the number of employees on partial on-call in the next three months and temporary suspension of all training;
•	Working capital optimizations;

•

Reduction of planned investments for 2020 from US$ 12 billion to US$ 8.5 billion (being U$7 billion in cash view), mainly due to postponements of exploratory activities, interconnection of wells and construction of production and refining facilities, and of the devaluation of the Real against the US dollar.

•	Speeding-up reduction of operating expenses, with an additional decrease of US$ 2 billion, highlighting:
•

Mothballing of the platforms in operation in shallow water fields, with higher lifting cost per barrel, which due to the fall in oil prices started to have negative cash flow. The current oil production of these fields is 23 thousand bpd and the divestments in these assets are still in progress;

•	Lower costs with well interventions and optimization of production logistics;
•	Postponement of new material contracts for a period of 90 days.

As a result of the implementation of the measures described, the company estimates that will balance its cash flow in 2020.

Regarding oil and oil products sales, Petrobras is continuously monitoring the internal and external markets, as well as managing inventories and oil refining at its refineries, in line with the variations in market demands. The COVID-19 crisis has led to significant reductions in the demand for oil products, especially diesel, gasoline, and jet fuel in Brazil and worldwide.

In this sense, the company decided to reduce a total of 100 thousand bpd of its oil production by the end of March, due to the oversupply of this product in the foreign market and the reduction of global demand  for oil caused by the effect of COVID-19. The company will evaluate the market conditions and, if necessary, will do new adjustments in oil production, always ensuring safety conditions for people, operations and processes.

The company continues to explore opportunities for further cuts in administrative and operating costs. Given the high level of uncertainty prevailing in the global economy, we believe it is premature to make revisions in the baseline scenario and oil price projections. Such revisions will be made when the uncertainties and the consequent price volatility diminish.

Petrobras reinforces its commitment to managing its portfolio and to its strategy supported by the five pillars: maximizing the return on capital, reduction of the cost of capital, relentless search for low costs, meritocracy and respect for people, environment and safety. The current crisis highlights the importance of these pillars that must continue to be implemented with even more focus and intensity.

Reflecting its commitment to transparency, Petrobras will keep the markets informed about future movements.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company’s officers. The terms: “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims”, “should,” and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company’s operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer